ABATIX 2006 Annual Report



To Our Fellow Stockholders:

With respect to weather related events, 2006 was a quiet year when compared to 2004 and 2005, both of which had major hurricanes that devastated parts of the United States. The decline in our 2006 revenue of 6% reflected the impact the 2005 hurricanes had on our revenues for the prior year. Excluding an estimate of the hurricanes' impact on 2005 revenues, our 2006 revenues would have increased approximately 7%, as we saw improvement in the construction and industrial markets.

In our 24 year history, our goal has always been to grow profitably. We, as a management team, have always tried to find a good balance between short-term performance and long-term value. We continue to review our pricing, purchasing and cost structure to ensure we meet that goal.

Besides the growth in the industrial and construction markets, 2006 saw additional positive developments:

- In August, we opened an office in Jacksonville, Florida office to better serve the southeastern U.S. While we anticipate it will take at least one year for this location to become profitable, it is part of our long-term growth strategy.
- We accomplished the integration of our website with our ERP system. Customers now have more information and additional functionality, including the ability to look at past order history, review their account balance, view quantities available and see customer specific pricing.

As we look forward to 2007, there are some positive forces in play.

- If the U.S. economy remains stable and interest rates remain steady, we should have the opportunity to grow our business. Even without a weather related event in 2007, we expect the environmental market to remain steady. In addition, signs indicate the industrial market will remain strong through 2007.
- We have a strong team of people that are continuing to expand our customer base. We are aggressively looking to expand our team, as we believe our people are a key driver in our past and future success.
- We are evaluating product sourcing alternatives and new product lines that could provide both revenue and profitability growth.
- We continue to evaluate and eliminate costs in the supply chain.

As always, there are some challenges in 2007 as well.

- The recent slowdown in the residential housing market does not directly impact our construction market since we primarily serve commercial contractors. However, many of our customers will be impacted over time by the building of fewer roads, utilities, schools and retail development that support residential housing.
- Certain general and administrative costs continue to rise. Over the past several years, we have experienced significant increases in fuel/utility costs and double-digit increases in health care costs.
- The most significant cost item that will impact our profitability in 2007 will be our costs to comply with the internal control section of the Sarbanes-Oxley Act of 2002. Not considering the time of our current personnel that are involved in this project, we will spend an estimated $480,000 in 2007 compared to approximately $180,000 in 2006. Had this additional $300,000 been incurred in 2006, our earnings before income taxes would have decreased by 17%.

We are ready to face these challenges and look forward to 2007, as we plan to keep with our goal of long-term profitable growth. We are thankful for our long-term investors, customers, vendors and employees. We could not have achieved so much without each and every one of them.



Terry W. Shaver
President, CEO
and Stockholder

Gary L. Cox
Executive VP
and Stockholder

ABATIX CORP.



Sales and Distribution Centers

Seattle Las Vegas Dallas
San Francisco Los Angeles Phoenix Houston
Jacksonville

Abatix Corp.
Financial Information

(Dollars in thousands)


Earnings
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2002
2003
2004
2005
2006
Net Earnings


Equity, Assets and Sales
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
2002
2003
2004
2005
2006
Total Equity
Total Assets
Net Sales

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number - 1-10184

ABATIX CORP.
(Exact name of registrant as specified in its charter)

Delaware	**75-1908110**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2400 Skyline Drive Suite 400, Mesquite, Texas	75149
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (214) 381-0322

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	NASDAQ Capital Market

Securities registered pursuant to Section 12 (g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer in Rule 12b-2 of the Act. (Check one):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the registrant's common stock held by non-affiliates on June 30, 2006 (based on the closing stock price on the NASDAQ Capital Market on such date) was approximately $7,040,000.

1,711,148 shares of common stock, $.001 par value, were issued and outstanding on March 23, 2007.

Documents Incorporated By Reference

Certain information contained in the definitive Proxy Statement for the Company's Annual Meeting of Stockholders to be held on May 22, 2007 is incorporated by reference into Part III hereof.

PART I

Item 1. Business.

(a) Development of Business

Abatix Corp. ("Abatix") markets and distributes personal protection and safety equipment and durable and nondurable supplies predominantly to the environmental industry, the industrial safety industry and, combined with tools and tool supplies, to the construction industry. Abatix, through its wholly owned subsidiary, International Enviroguard Systems, Inc. ("IESI"), a Delaware corporation, imports disposable clothing sold through Abatix and other distribution companies not in direct competition with Abatix. Abatix and IESI are collectively referred to herein as the "Company."

The Company began operations in May 1983 as an industrial safety supply company located in Dallas, Texas, and was originally incorporated in Texas as T&T Supply Company, Inc. in March 1984. To prepare for its initial public offering of its securities in March 1989, Abatix incorporated in Delaware on December 5, 1988 to effect and complete an Agreement and Plan of Merger with T&T Supply on December 9, 1988.

As opportunities to enter new markets arose over the years, the Company expanded geographically. The basic growth philosophy has been to find the right people, and then determine if the geographic market can support a full service sales office/distribution center. During our history, the following branches, beyond our initial Dallas location, were opened:

- San Francisco – December 1988
- Houston – February 1990
- Los Angeles – August 1991
- Phoenix – January 1993
- Seattle – January 1994
- Las Vegas – December 1995
- Tampa – August 2004 – The Company opened a temporary facility in response to the hurricanes that damaged property in that state. This facility was closed in February 2005.
- Ponchatoula, Louisiana – August 2005 – The Company opened a temporary facility in response to hurricanes Katrina and Rita and the ensuing floods that devastated parts of Louisiana, Mississippi and Alabama. This facility was closed in August 2006.
- Jacksonville – August 2006

(b) Financial Information About Operating Segments

Information about the Company's operating segments is included in Note 8 in the Notes to the Consolidated Financial Statements at Part IV, Item 15.

(c) Narrative Description of Business

Based on 2006 sales, approximately 45% of the Company's products are sold to environmental contractors, 20% to construction related firms, 26% to the industrial safety market and 9% to other firms. The Company believes a majority of its sales for the foreseeable future will continue to be made to environmental contractors and considers its relationship with its customers to be excellent.

Environmental Industry

Asbestos Abatement Industry

Between 1900 and the early 1970's, asbestos was extensively used for insulation and fireproofing in industrial, commercial and governmental facilities as well as private residences in the United States and in other industrialized countries. In the mid-1980's it was estimated that in the United States, approximately 20% of all buildings, excluding residences and schools, contained friable asbestos-containing materials that were brittle and were susceptible to the release of asbestos dust. Various diseases, such as asbestosis, lung cancer and mesothelioma, have been linked to the exposure to airborne asbestos. Through medical studies and the legal system, the public is aware of the diseases associated with asbestos.

Maintenance, repair, renovation or other activities can disturb asbestos-containing material and, if disturbed or damaged, asbestos fibers become airborne and pose a hazard to building occupants and the environment. In 1986, Congress passed the Asbestos Hazard Emergency Response Act, which mandates inspections for asbestos, the adoption of asbestos abatement plans and the removal of asbestos from schools and facilities scheduled for renovation or demolition. In addition, state and local governments have also adopted asbestos-related regulations. Even with these federal, state and local regulations, public and private budgetary constraints continue to limit the number and scope of asbestos abatement projects.

Lead Abatement Industry

The hazards of lead-based paint have been known for many years; however, the federal and state regulations requiring identification, disclosure and cleanup have been minimal. In 1996, the Environmental Protection Agency ("EPA") and the Department of Housing and Urban Development unveiled rules regarding lead-based paint in the residential markets. These rules give homebuyers the right to test for lead-based paint before signing a contract. In addition, although a landlord or home seller is not required to test for lead-based paint, the rules do require disclosure of such, if known.

Many asbestos abatement contractors added lead abatement to their range of services in the mid- to late-1990's in an attempt to diversify their revenue stream. The asbestos abatement contractors bring equipment, a trained labor force and experience working in a hazardous environment to the lead abatement industry; however, public and private budgetary constraints have also limited the number of these projects.

Restoration Industry

This industry is comprised of contractors that handle primarily fire, smoke and water damage. In recent years, the damage caused by wildfires in the west and southwest, heavy rains in the west and the hurricanes in Florida and Louisiana have increased the visibility of this industry to the residential consumer as well as the commercial consumer.

A component of the restoration industry, mold remediation, has been around for years although litigation in the late 1990's and early 2000's surrounding the health hazards of human exposure to mold created public awareness and forced property owners and the construction industry to deal with the problem. To grow, mold requires moisture, a carbon source (wood, plasterboard, natural fibers, or any organic matter), lack of air movement and little to no light. The energy crisis in the 1970's inspired many energy efficiency programs, including the building of structures that promoted less air movement which increased the likelihood of a mold problem.

Although there are approximately 100,000 species of fungi, about 100 are considered to be pathogenic to humans. Currently, there are still very few regulations concerning tolerable mold levels or approved processes to remove mold. However, in 2003, the Institute of Inspection, Cleaning and Restoration Certification adopted S520, "Mold Remediation Standard and Reference Guide." The S520 Standard describes the procedures to be followed and the precautions to be taken when performing mold remediation. This standard is now widely accepted in the industry.

Many asbestos and lead abatement contractors added restoration, including mold remediation, to their range of services, as did traditional restoration contractors. Prior to 2000, the Company had very few sales to restoration contractors. In late 2000, the Company began to see high levels of activity from this industry, primarily in Texas. The growth in this portion of the restoration industry continued into the early part of the fourth quarter of 2002, but slowed significantly in the first half of 2003 primarily because insurance laws in Texas changed to eliminate or limit the insurance companies' exposure to mold liabilities, resulting in fewer projects for contractors. While there has been some increased legal activity in states other than Texas, the limited liability on insurance policies has inhibited the growth of this portion of the restoration industry.

Recently, the effects of the hurricanes that hit Florida in 2004 and the hurricanes that hit Louisiana and other parts of the Gulf Coast in 2005 have created a significant opportunity for the Company. Although this revenue is not considered recurring, it provided an opportunity to improve our revenues and profitability and in limited circumstances it provides us the ability to gain new customers.

Construction Tools Supply Industry

Besides the normal hand and power tools, and associated consumable parts, supplied to the construction industry, the EPA and Occupational Safety and Health Administration ("OSHA") have also established certain rules and regulations governing the protection of the environment and the protection of workers in this industry.

Currently, the Company supplies the construction tools industry primarily from its Las Vegas, Los Angeles, and Phoenix facilities and on a limited basis from its other facilities. This industry is directly tied to the local economies and more specifically, the commercial real estate conditions within those markets. The commercial real estate industry initially declined after the events of September 11, 2001, but has improved since 2004. The Company anticipates this industry will remain stable in 2007 as the economy remains stable.

Industrial Safety Industry

The EPA and OSHA have established numerous rules and regulations governing environmental protection and worker safety and health. The demand for supplies and equipment by U.S. businesses and governments to meet these rules and regulations has resulted in the creation of a multi-billion dollar industry.

As research identifies the degree of environmental or health risk associated with various substances and working conditions, new rules and regulations would be expected, although there have been no significant regulations in the past few years that have resulted in significant opportunities for the Company. In addition, potentially offsetting these gains from new regulations are manufacturing automation and productivity improvements, which potentially result in fewer people to protect, and movement of labor intensive operations offshore where there is less regulation and lower labor costs.

Geographic Distribution of Business

The Company distributes over 22,000 industrial, construction tool, personal protection, safety and hazardous waste remediation products to approximately 4,000 active customers primarily located in the Southeast, Southwest, Midwest, Pacific Coast, Alaska and Hawaii.

Equipment and Supplies

An estimated 40% of the Company's current year sales were environmental products and 31% were safety products, while construction tools and supplies accounted for 14%. The remaining 15% of sales were miscellaneous products used by environmental contractors, construction contractors and industrial manufacturing facilities.

The Company buys products from manufacturers based on orders received from its customers as well as anticipated needs based on prior buying patterns and customer inquiries. The Company maintains an inventory of disposable products and commodities as well as low cost equipment items. Approximately 80% of the Company's sales are of disposable items and commodity products, which are sold to customers at unit prices ranging from under $1.00 to $100.00. The balance of sales is attributable to items consisting of lower priced equipment beginning at $20.00 to construction related tools or environmental equipment that can retail in excess of $10,000. The Company currently does not manufacture any products, nor does it rent or lease any products to customers. On a very limited scale, the Company provides warranty repair on certain equipment. The Company does distribute certain disposable items under its own private label.

Except with regard to certain specialty equipment associated with environmental remediation activities such as filtration, vacuum and pressure differential systems, many of the Company's products can be used interchangeably within many of the industries it supplies. Equipment distributed by the Company includes manufacturers' product descriptions, instructions pertaining to use and, when appropriate, Material Safety Data Sheets ("MSDS").

Marketing

The Company's marketing program is conducted by its sales representatives, as well as by senior management and the leaders at each of its operating facilities. The sales representatives are compensated by a combination of salary and/or commission, which is based upon negotiated sales standards.

The Company maintains 24-hours-a-day/7-days-a-week telephone service for its customers and typically ships supplies and equipment within two days of the receipt of an order. The Company is prepared to provide products on an expedited basis in response to requests from customers who require immediate deliveries because their work is performed during non-business hours, involves substantial costs because of the specialized labor crews involved or may arise on short notice as a result of exigent conditions.

The Company also has a web site, www.abatix.com, with over 8,000 products. This website allows customers to not only place orders on-line, but allows them to check pricing and availability, review their purchasing history and check the status of their account, including the ability to print copies of invoices. Additionally, the web site has current industry and Company information, including historical press releases and the Company's filings with the United States Securities and Exchange Commission ("SEC").

Backlog

Substantially all the Company's products are shipped to customers within 48 hours following receipt of the order; therefore backlog is not material to the Company's operations. During severe weather conditions, such as the hurricanes in the United States in 2004 and 2005, the Company can experience severe backlog situations because products in the quantities needed are unavailable from the manufacturers. Since the customer's need for products is immediate in these situations, the customers will purchase from whichever supplier has the product available.

Inflation

The inflation rate for the United States economy has been relatively low over the past several years, with the 2006 inflation rate at 2.5%. With the 2007 inflation rate expected to be in this same range, the Company believes inflation will not have a material impact on the Company's operations or profitability in the near term; however, there are inflationary factors affecting our business.

The Company experienced cost increases in several of its major product lines during 2005 and 2006. The majority of the price increases were passed along to customers in the form of higher selling prices, thereby having little effect on product margins. We do not expect further price increases in certain product lines in 2007, but we believe any price increases will be able to be passed on to customers. If we are unable to pass on these price increases, our gross margins and profitability would be negatively impacted.

The cost of fuel for the delivery vehicles (both inbound and outbound deliveries) increased during 2006 and impacted our profitability. Also affecting profitability is the increased cost for utilities.

Environmental Impact

The Company distributes a variety of products in the environmental industry which requires the Company to maintain MSDS on file. These MSDS, which are provided to the Company by the manufacturers, inform purchasers and users of any potential hazards which could occur if the products spill or leak and other hazards. Although the Company provides no assurance, it reviews all products that could have a potential for environmental hazards and tries to ensure the products are safe for on site storage and distribution. The Company currently distributes no products it believes would create an environmental hazard if leaked or spilled and has safety procedures in place to minimize any impact if such an event occurred.

Seasonality

In the past, sales to the environmental supply business has been seasonal as a result of (1) the substantial amount of work performed in educational facilities during the summer months when the weather is generally more conducive to construction or during other vacation periods and (2) the severe weather (e.g. hurricanes, wildfires, flooding) that generally impacts the United States from August through November. Absent the severe weather, which can be considered non-recurring revenue, the Company believes seasonality is not a major characteristic in the non-educational or private sector, which includes the industrial, commercial and residential markets. In addition to the private sector environmental business, the Company's expansion in the construction and industrial safety supply markets helps mitigate the seasonal impacts of government environmental projects on the Company's sales.

The Company's profitability historically increases in the second and third quarters, relative to the first and fourth quarters. This increase in profitability is attributable to the historically small increase in revenues during the second and third quarters without the corresponding increase in costs, as fixed costs represent a majority of total general and administrative costs.

Government Regulation

As a supplier of products manufactured by others, the Company's internal operations are not substantially affected by federal laws and regulations including those promulgated by the EPA and OSHA. Most of the contractors and other purchasers of the Company's equipment and supplies are subject to various government regulations. However, legislation and regulations affecting manufacturers and purchasers of the Company's products could have a substantial effect on the Company.

Competition

The Company competes on the basis of delivery, credit arrangements and price, as well as product availability, variety and quality.

The environmental supply, industrial safety and construction tools supply businesses are highly competitive. These markets are served by a limited number of large national firms as well as many regional and local firms, none of which can be characterized as controlling the market. Many of these existing firms have greater financial, marketing and technical resources than the Company.

Substantial regulatory or economic barriers to entry do not characterize the Company's business. Therefore, additional companies could enter any of these industries and may have greater financial, marketing and technical resources than the Company.

Employees

As of February 28, 2007, the Company employed a total of 105 full time, non-union employees including 3 executive officers, 17 managers, 60 administrative and marketing personnel and 25 clerical and warehouse personnel. Not included in the aforementioned numbers are 15 contract employees working at the Company. These contract employees are primarily performing warehouse activities. The Company believes relations with its employees are excellent.

Item 1A. Risk Factors

Certain matters discussed in this Form 10-K, or documents, a portion of which are incorporated by reference, concerning, among other things, the business outlook, including growth, cost savings, anticipated financial and operating results, strategies and contingencies, constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the Company. There can be no assurance that these events will occur or that the Company's results will be as estimated.

The assumptions used as a basis for the forward-looking statements include many estimates that, among other things, depend on the achievement of future cost savings and projected volume increases. In addition, many factors outside the control of the Company, including the prices and availability of the Company's products, potential competitive pressures on selling prices and fuel prices, as well as general economic conditions in the markets in which the Company operates, also could impact the realization of such estimates.

The following factors, as well as factors described elsewhere in the Form 10-K, or in other SEC filings, among others, could cause the Company's future results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

These factors are described in accordance with the provisions of the Private Securities Litigation Reform Act of 1995.

Economy. The Company's business follows the U.S. economy and, in particular, the health of the commercial real estate sector. Although the U.S. economy has grown over the past two years, there is no assurance this growth or this level of output will continue. In addition, further interest rate hikes could stifle the economy and the real estate sector such that there would be no growth or even a decline which would negatively impact our business.

Competition. The Company experiences intense competition for sales of its principal products. The Company has several major competitors in each of its markets, some of which are larger and have more resources than the Company. The principal methods and elements of the competition include product quality, product breadth, product availability, price, credit terms and delivery services. Inherent risks in the Company's competitive strategy include uncertainties concerning the effects of consolidation of suppliers and distribution channels, the lack of barriers to entry and competitive reaction. Increased competition with respect to pricing would reduce revenue and profitability and could have an adverse impact on the Company's financial position.

Personnel. A key component of our strategy is to provide value to our customers by building relationships and establishing a trusting working environment between our customers, our vendors and our staff. The Company provides competitive compensation, benefits and other factors that have attracted our current staff. In addition, hiring and training of additional staff is a key component to our growth plan. However, there can be no assurance that our staff will remain employed by the Company, or that the Company will be able to hire and train replacement or additional staff. Loss of staff could have an adverse impact on the Company's financial results.

Non-recurring Revenue and Collection of Accounts Receivable. Over the past two years the Company has benefited from several disasters. For example, the Company benefited from the hurricanes that damaged Florida in 2004 and the hurricanes that damaged Louisiana, Mississippi and Alabama in 2005. There are numerous factors in determining if a disaster will result in business for the Company. Some of these factors are (1) the strength and size of the disaster, (2) the density of structures/population of the affected area and (3) our customers must be part of the team of contractors that are responding to the disaster. There are no assurances that there will be another disaster that benefits the Company.

Much of the work performed during these disasters is ultimately paid by the Federal government or by insurance companies. There is risk in the timeliness of collection of the monies owed to our customers from these entities, which can result in a slow down of payments made the Company. This slowdown could stress the financial resources of the Company significantly.

In addition, events like these attract people and companies that may not be competent or equipped to handle the magnitude of the projects which increases the risk for collection. While we follow our normal credit application process to determine the credit worthiness of these potential customers, there is no assurance amounts will ultimately be collected. However, the Company believes its reserves are adequate to cover any collection issues.

Cost Controls. The Company has made strategic investments in its information systems and has other plans to improve our cost structure. There is no assurance that such cost savings will be achieved.

Products. A number of the Company's products, such as plastic sheeting and bags, contain certain materials which are principally derived from petroleum. These products are subject to price fluctuations based on changes in petroleum prices, availability and other factors. Significant increases in prices for these products, as we experienced in 2005 and 2006, could adversely affect earnings if the Company does not or is unable to increase its selling price to customers or if adjustment to our selling price to customers significantly trails the increases in the cost of the products to us.

Global economic and political conditions, especially in China, supplier capacity constraints, severe weather conditions and other factors could materially affect the availability of or prices for certain products.

Many customers in the industries we serve are brand conscious. If the relationships with certain vendors were to be discontinued, there would be a negative impact on the financial results of the Company.

Fuel Costs. We depend heavily on third party delivery services as well as our own fleet of delivery vehicles. Fuel costs are a component of the total cost of shipments inbound from our vendors and shipments outbound to our customers. Significant increases in fuel prices could adversely affect earnings if the Company does not or is unable to pass along increases to customers.

Internal Controls over Financial Reporting. We expect to expend significant resources in developing the necessary documentation and testing procedures and performing the testing required by Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404"). The total expenditure is currently estimated to be $800,000; however, the level of effort and resources needed to comply could change significantly. In addition, if management identifies any significant deficiency or material weakness, we may be unable to attest to our internal controls and investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing may be negatively impacted.

Low Float and Volatility of Stock Price. The low number of outstanding shares and resulting low amount of shares available for trade in the open market place can result in extreme volatility in the Company's stock price. Not only can the volatility of the stock price be concerning to long-term investors, but it could increase the difficulty in utilizing the stock to obtain capital for growth.

Interruptions in the Proper Functioning of Information Systems. The continued proper functioning of our information systems is critical to operations of our business. Although our information systems are protected through physical and software safeguards, these systems remain vulnerable to both intentional and unintentional issues. For example, these systems are vulnerable to power interruptions, unauthorized physical access, unauthorized access to the system (hacking), communication interruptions, hardware failure, software corruption and natural disasters. If the critical information systems fail or are unusable, our ability to conduct normal business could be severely affected.

Item 1B. Unresolved Staff Comments.

None

Item 2. Properties.

The Company maintains sales, distribution and warehouse centers in Los Angeles and San Francisco, California; Dallas and Houston, Texas; Phoenix, Arizona; Las Vegas, Nevada; Seattle, Washington; and Jacksonville, Florida. In August 2006, the Company closed a temporary office in Ponchatoula, Louisiana that was set up to help contractors respond to the devastation in Louisiana, Mississippi and Alabama from the hurricanes.

As of December 31, 2006, the Company leases and occupies approximately 232,000 square feet of industrial space. Included is approximately 8,000 square feet of office space for the Company's headquarters. Abatix branch facilities range in size from 13,200 square feet to 33,900 and have leases expiring between April 2007 and August 2016. IESI leases approximately 21,000 square feet of warehouse space.

Item 3. Legal Proceedings.

None

Item 4. Submission of Matters to a Vote of Security Holders.

None

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) The Company's common stock trades on The Nasdaq Capital Market under the symbol "ABIX". The following table sets forth the high and low bid prices for the common stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

	Common Stock Bid Price	
2005	High	Low
First Quarter	$10.46	$ 5.67
Second Quarter	8.30	4.75
Third Quarter	16.50	6.54
Fourth Quarter	18.50	9.75
2006		
First Quarter	$14.78	$ 10.02
Second Quarter	11.69	7.87
Third Quarter	9.18	7.11
Fourth Quarter	7.71	5.60

On March 23, 2007, the closing price for the common stock was $7.05.

(b) As of March 23, 2007, the approximate number of stockholders of record of the Company's common stock is estimated to be less than 100, although we estimate that there are approximately 1,000 beneficial stockholders.

(c) The Company has never paid cash dividends on its common stock. Future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial conditions, tax laws and other relevant factors. The Company currently does not anticipate paying cash dividends for the foreseeable future.

(d) At the previous Annual Meeting of Stockholders in May 2006, the stockholders approved the 2006 Stock Plan. As of March 23, 2007, no grants have been made from this plan.

(e) The Company does not currently have an active share repurchase program and has not repurchased any of its common stock since 1999.

Item 6. Selected Financial Data.

The tables below set forth, in summary form, selected financial data of the Company. This data, which is not covered by the report of the independent registered public accounting firm, should be read in conjunction with the consolidated financial statements and notes thereto which are included elsewhere herein (amounts in thousands except per share amounts).

	Year Ended December 31,				
	2006	2005[a]	2004[a]	2003[b]	2002[c]
Selected Operating Results:					
Net sales	$ 66,448	$ 70,626	$ 52,892	$ 48,893	$ 59,801
Gross profit	$ 18,848	$ 19,961	$ 14,370	$ 14,050	$ 17,437
Earnings before cumulative effect of change in accounting principle	$ 998	$ 2,084	$ 214	$ 61	$ 1,345
Cumulative effect of change in accounting principle[d]	-	-	-	-	(492)
Net earnings	$ 998	$ 2,084	$ 214	$ 61	$ 853
Basic and diluted net earnings per common share:					
Earnings before cumulative effect of change in accounting principle	$ .58	$ 1.22	$ .13	$ .04	$ .79
Cumulative effect of change in accounting principle[d]	-	-	-	-	(.29)
Net earnings	$ .58	$ 1.22	$ .13	$ .04	$ .50
Basic and diluted weighted average shares outstanding	1,711	1,711	1,711	1,711	1,711

	As of December 31,				
	2006	2005	2004	2003	2002
Selected Balance Sheet Data:					
Current assets	$ 20,451	$ 24,966	$ 17,837	$ 14,617	$ 15,602
Current liabilities	10,364	15,347	10,306	7,590	8,461
Total assets	22,342	26,431	19,272	16,342	17,152
Total liabilities	10,377	15,381	10,306	7,590	8,461
Retained earnings	11,646	10,730	8,646	8,432	8,371
Stockholders' equity	11,965	11,050	8,966	8,752	8,691

[a] The 2005 and 2004 results include the increase in sales and profitability related to the cleanup efforts from the hurricanes in Louisiana and Florida, respectfully.

[b] Sales to mold related jobs declined significantly in 2003 due to the reduction in insurance coverage for homeowners.

[c] The 2002 results include the increase in sales related to the affects of Tropical Storm Allison in Texas. In addition, the Company, primarily in the Texas markets, experienced a significant growth in sales related to the increased awareness of toxic molds in homes and buildings.

[d] The cumulative effect of change in accounting principle resulted from the adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Introduction

The Company is a supplier of mainly safety related products and tools to workers involved in the construction and manufacturing markets. From eight fully-stocked distribution facilities/sales offices in the western and southeastern part of the United States, the Company primarily distributes equipment and commodity products to the local geographic areas surrounding its facilities.

IESI, the Company's wholly-owned subsidiary, primarily imports disposable clothing from China. IESI sells their product throughout the United States and the Caribbean through the Abatix distribution channels, as well as through other distributors.

The Company's management believes that hiring additional sales staff, controlling costs, geographic expansion, diversification of customer base and responding effectively to competitive challenges are important to the long-term success of the Company.

- Sales Staff – We sell our products based on relationships, among other things. Our ability to hire, train and retain staff, especially in the sales and customer service area is critical to our long-term success. Competitive compensation and benefits as well as a good work-life balance are critical to this area.

- Controlling Costs – To maintain our competitive position by providing competitively priced products while also maintaining our profitability, we must control our costs and effectively utilize our assets. We continuously review our general and administrative costs making adjustments where appropriate. Our ability to control costs can be affected by outside factors, such as the price of oil or other raw materials or increases in interest rates. In addition, the cost to initially comply with SOX 404 is expected to total approximately $800,000 by December 31, 2007. This cost would most likely negate any of our cost reduction efforts.

- Geographic Expansion – The Company needs to leverage our infrastructure and knowledge over a larger revenue base. While the Company intends to focus on growing revenues in its existing locations, the Company will also explore geographic expansion. This expansion could come in the form of opening a new location in a new geographic market or acquiring an existing company in a market where we currently do not operate. These possibilities require significant planning time and financial resources which could limit our ability to implement.

- Customer Base – While no customer represents 10% or more of the Company's revenues, there are several large customers, especially at IESI. The loss of one or more of those customers would have an impact on our revenue and profitability. The Company intends to pursue additional customers in an attempt to lessen the impact of any one customer and improve on existing customer relationships. While we intend to market our customer service in an attempt to obtain higher margins, obtaining market share generally has a negative effect on product margins.

- Competitive Environment – Past results and future prospects are significantly affected by the competitive environment in which we operate. We experience intense competition for sales of our products in all of our markets. Our competition ranges from small owner-operator distributors to large national retail chains selling to the construction industry and large national companies selling to the construction and industrial industries. Typically, the smaller companies are built around very strong relationships which make it hard to penetrate, while the larger companies have a distinct geographic and price advantage.

In addition to the above mentioned critical success factors, significant short-term boosts of revenue, like the hurricanes of 2004 and 2005, although positively impacting the sales and net income of the Company, also place strains on the Company's resources as partially identified below:

- Non-recurring revenues
  - Comparisons of financial results between periods are not always evident without reading the financial statements as a whole.
  - There is no reliable method to determine the amount of impact these events will have on the Company, nor is there a reliable method to determine how long the impact may last.
- Accounts receivable
  - The sharp rise in non-recurring revenues from these events can cause significant balances owed to the Company by a few customers. Balancing this concentration risk with sales is a difficult process that involves significant judgment.
  - Much of the work performed by the Company's customers is related to insurance claims. Occasionally, there is difficulty in getting the insurance company to pay the amount owed and can possibly delay when Abatix is paid.
- Inventory
  - Certain products can be in short supply because the Company's vendors are unable to ramp up production to meet the demand in the required time frame.
  - Damage caused by catastrophic events can affect the manufacturing and transportation of inventory, including raw materials used by others to manufacture products sold by the Company.
  - Products in demand in the affected areas can decimate inventory levels in other facilities and not allow us to serve all of our customers in a normal manner.
  - Potential shortages in product lead to advance purchasing and maintaining higher levels of safety stock. If there is little or no damage caused by a catastrophic event or if advance purchasing is too aggressive in estimated needs, the Company could be left with excess inventory.

- Cash
    - Significant increases in revenues in a short period of time utilize the cash resources available to the Company as the inventory is purchased and paid for generally between 10 – 40 days, while the average collection period is generally more than 60 days.
    - Advance purchases in anticipation of increased sales and possible shortages in supply elongates the cash cycle.
    - As interest rates continue to rise, the higher borrowing levels normally associated with these events translate to higher interest expense.
- Human Resources
    - There is significant planning time involved in responding to these events that would normally be spent on other areas of the business.
    - Immediate response to these disasters is handled by currently employed personnel which can detract from the service levels provided to our customer base in our other facilities.
    - We have generally found a lack of human resource talent outside of the Company to meet the short-term needs demanded by our temporary facilities.
    - Significant amounts of time are spent managing and projecting the cash flows to ensure cash resources are available.
    - Fluctuations in financial results can result in extra requirements placed on the corporate staff as a result of comments, inquiries from the investment community and compliance with requests from regulatory agencies.

Other than historical and factual statements, the matters and items discussed herein are forward-looking statements that involve risks and uncertainties. Actual results of the Company may differ materially from the results discussed herein. Certain, but not all, factors that could contribute to such differences are discussed throughout this report. We do not undertake any obligation to publicly update forward-looking statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law or regulation.

Overview of 2006 Results

- Net sales decreased 6% when compared to 2005.
- Gross profit decreased 6% when compared to 2005.
- Selling, general and administrative costs increased 2% when compared to 2005.
- Net income of $998,000 decreased $1,086,000 when compared to 2005.

This discussion and analysis of our results of operations and financial condition is intended to provide investors with an understanding of the Company's recent performance, its financial condition and its prospects. We will discuss and provide our analysis of the following:

- Results of Operation and Related Information
- Liquidity and Capital Resources
- Critical Accounting Policies
- New Accounting Standards
- Business Outlook
- Information Concerning Forward-Looking Statements

Results of Operation and Related Information

2006 Compared With 2005

Net Sales

Consolidated net sales decreased 6% to $66,448,000 from 2005. The Abatix operating segment net sales decreased 5% to $63,429,000, while the IESI operating segment net sales to external customers decreased 15% to $3,019,000.

- The decrease in sales at the Abatix operating segment resulted from:
  - decreased sales to the environmental market, primarily the restoration submarket, due to the lack of events in 2006 comparable to the hurricanes in 2005, partially offset by
  - increased sales to the industrial market as spending from manufacturing facilities have improved due to the current state of the U.S. economy, and
  - increased sales to the construction market due to the current state of the commercial real estate sector of the U.S. economy.
- The decrease in sales to external customers at the IESI operating segment resulted from lower sales to its two largest customers due to lower sales to end users.

Gross Profit

Consolidated gross profit of $18,848,000 decreased 6% from 2005. Expressed as a percentage of sales, gross profit was 28.4% and 28.3% in 2006 and 2005, respectively. The decrease in gross profit dollars is primarily a result of:

- lower sales volume in the environmental market at the Abatix Segment and,
- lower sales volume within the IESI segment, partially offset by
- higher pricing at the IESI segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of $16,591,000 increased 2% from 2005. Expressed as a percentage of sales, selling, general and administrative expenses were 25.0% and 23.0% for 2006 and 2005, respectively. The significant changes are:

- Higher labor costs as a result of normal annual increases in wages and an increase in staff,
- Higher rent due to the temporary facility in Louisiana and higher rent for our Dallas operations as we had a short-term lease for six months while awaiting completion of a new facility,
- Higher travel and entertainment expenses,
- Higher depreciation expense resulting primarily from improved materials handling equipment in our Las Vegas, Houston and Dallas facilities,
- Higher freight expenses as a result of higher fuel costs, partially offset by a lower sales volume, and
- Higher expenses relating to our preparation towards complying with SOX 404, partially offset by

- Lower commissions due to the lower sales volume,
- Lower bad debt expense as the receivable quality and collection risk has improved,
- Lower legal expenses relating to the collection of accounts.

Additional Statement of Operations Commentary

- Operating profit of 3.4% of sales for 2006 decreased from 5.3% of sales in 2005. The Abatix segment operating profit of 2.5% of sales for 2006 decreased from 4.3% of sales in 2005. The IESI segment operating profit of 15.8% of sales in 2006 decreased from 19.8% in 2005.
  - The decrease at the Abatix segment is a result of lower gross profit and higher selling, general and administrative expenses.
  - The decline at the IESI segment is a result of lower sales volume.
- Interest expense of $518,000 increased approximately $147,000 from 2005 primarily due to higher interest rates.
- Our effective tax rate was 42.6% in 2006 which compared with 38.0% in 2005. The effective tax rate is greater than the Federal statutory rate because it includes items that are not deductible for Federal income taxes, as well as state income taxes. A significant portion of the increase in our effective rate for 2006 is attributable to the reduction of deferred tax assets (increasing income tax expense) in the third quarter as a result of the change in law in the State of Texas.
- Net earnings of $998,000 or $.58 per share decreased $1,086,000 from net earnings of $2,084,000 or $1.22 per share in 2005 as a result of lower operating income, higher interest expense and higher taxes due to the change in law.

2005 Compared With 2004

Net Sales

Consolidated net sales increased 34% to $70,626,000 from 2004. The Abatix operating segment net sales increased 34% to $67,058,000, while the IESI operating segment net sales to external customers increased 28% to $3,568,000.

- The increase in sales at the Abatix operating segment resulted from:
  - increased sales, estimated to be approximately $9,000,000 in 2005, to the restoration market as a result of the potentially non-recurring weather related events in the Gulf Coast region; whereas sales related to the 2004 weather related events in Florida were estimated to be approximately $4,000,000,
  - increased sales to the restoration market as a result of the potentially non-recurring weather related events in California,
  - increased sales to the industrial manufacturing market as spending from manufacturing facilities have increased due to current state of the U.S. economy,
  - increased sales to the construction market due to the current state of the commercial real estate sector of the U.S. economy, and
  - increased selling prices on many products resulting from increases in product costs from suppliers primarily due to the increase in raw material and transportation costs.

- The increase in sales at the IESI operating segment resulted from market penetration at primarily two key customers and those customers' ability to capture market share from competitors' products.

Gross Profit

Consolidated gross profit of $19,961,000 increased 39% from 2004. Expressed as a percentage of sales, gross profit was 28.3% and 27.2% in 2005 and 2004, respectively.
- The increase in gross profit dollars is primarily a result of higher sales volume primarily to the restoration market.
- The increase in the gross profit rate is primarily a result of product mix.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of $16,236,000 increased 18% from 2004. Expressed as a percentage of sales, selling, general and administrative expenses were 23.0% and 25.9% for 2005 and 2004, respectively. The significant changes are:
- higher labor costs (21%) primarily as a result of higher commissions, bonuses, overtime and staffing levels to accommodate the higher sales volume,
- higher freight costs as a result of the higher sales volume and higher fuel costs, and
- costs of approximately $125,000 have been incurred to begin compliance with SOX 404, partially offset by
- lower legal expenses.

Additional Statement of Operations Commentary

- Operating profit of 5.3% of sales for 2005 improved from 1.2% of sales in 2004. The Abatix segment operating profit of 4.3% of sales for 2005 improved from 0.3% of sales in 2004. The IESI segment operating profit of 19.8% of sales in 2005 improved from 15.2% in 2004.
  - The improvement at the Abatix segment is a result of higher sales volumes and pricing without a corresponding increase in general and administrative costs.
  - The improvement at the IESI segment is primarily a result of higher sales volumes without the corresponding increase in general and administrative costs, partially offset by lower pricing.
- Interest expense of $371,000 increased approximately $128,000 from 2004 primarily due to higher interest rates and higher line of credit balances.
- Our effective tax rate was 38.0% in 2005, which compared with 47.7% in 2004. The effective rate in 2005 is lower than 2004 as a result of the following.
  - Certain federal deductions are added back to arrive at taxable income for Texas franchise tax purposes. At lower pre-tax income levels, as in 2004, these add-backs have a larger impact on the effective rate.
  - 2004 includes a $20,000 additional tax expense as a result of an adjustment to the 2001 tax year.
- Net earnings of $2,084,000 or $1.22 per share increased $1,870,000 from net earnings of $214,000 or $.13 per share in 2004. The increase in net earnings is primarily due to the higher sales volume.

Liquidity and Capital Resources

Cash provided by operations during 2006 of $4,634,000 compared to cash used in operations during 2005 of $3,482,000.

- Accounts receivable
  - Gross accounts receivable decreased 21% since December 31, 2005 as the Company collected a majority of the money it was owed, primarily in the first quarter 2006, from customers that did significant hurricane related work in the Gulf Coast region in the second half of 2005.
  - Approximately 31% of the receivables balance is held by ten companies, with the largest company comprising approximately 6% of the receivables balance. While these companies are long-term customers of Abatix and payment in full is expected, non-payment or delays in payment of these balances owed would have a significant negative impact on the cash flows of the Company.
- Gross inventory decreased 8% since December 31, 2005. This decrease is a result of a decrease in inventory related to hurricane related work in the Gulf Coast Region.

Cash requirements for investing activities during 2006 of $951,000 increased by $474,000 when compared to 2005. These requirements were primarily the purchase of:

- delivery vehicles,
- computer hardware and software,
- new furniture, and
- warehouse equipment related to the move of two branches into new facilities.

Purchases in 2007 are estimated to be approximately $300,000 and will primarily include replacement of vehicles and computers.

The Company has a $12,000,000 working capital line of credit with its financial institution and a $500,000 capital equipment credit facility.

- Based on the borrowing formula calculated as of February 28, 2007, the Company had the capacity to borrow up to a maximum of $9,881,000 on its working capital line.
- As of March 27, 2007, there are advances of $4,160,000 outstanding on the working capital credit facility.
- As of March 27, 2007, there are advances of $292,000 outstanding on the capital equipment credit facility.
- Both credit facilities expire in October 2007 and bear a variable rate of interest tied to the prime rate. Although, the Company, at its option, can convert the loan to a Libor rate loan.
- The equipment facility is payable on demand.
- The majority of the Company's credit facilities are at one financial institution. There is risk associated with having the majority of the Company's relationship with one financial institution.

Off-Balance Sheet Arrangements

The Company does not have any material exposure to off-balance sheet arrangements, nor does the Company have any variable interest entities or activities that include nonexchange-traded contracts accounted for at fair value.

Contractual Obligations

The following table presents the Company's total contractual obligations as of December 31, 2006 for which cash flows are fixed or determinable (in thousands).

	Payments due by period				
Contractual obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Working Capital Line of Credit	$5,270	$5,270	$ -	$ -	$ -
Long-Term Debt Obligations	359	151	208	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	5,717	1,022	2,540	906	1,249
Inventory Purchase Obligations	1,552	1,552	-	-	-
Other Purchase Obligations	409	246	163	-	-
Employment Contracts	1,230	615	615	-	-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet Under GAAP	-	-	-	-	-
Total	$14,537	$8,856	$3,526	$ 906	$1,249

Commentary:

- Even though the Company's working capital line of credit agreement is a two-year term with a maturity date of October 2007, there is no defined payment schedule. Therefore, this line of credit is classified as a current liability on the Consolidated Balance Sheets. In addition, the above amount does not include a contractual obligation related to the interest since the interest rate is variable and the working capital line of credit balance fluctuates, therefore making the interest component not fixed and determinable. If the December 31, 2006 balance were outstanding for an entire year, the interest payable would be approximately $409,000 at the Company's current interest rate.
- The Company's long-term debt obligations are comprised of equipment notes with terms of 24 to 60 months in length. Certain of these term notes also have a call feature, and are therefore classified as current liabilities on the Consolidated Balance Sheets. The other term notes with no call feature are properly classified between the current liabilities and non-current liabilities sections on the Consolidated Balance Sheets.
- The inventory purchase obligations represent purchase order amounts the Company anticipates will become payable within the next year for saleable product.
- The other purchase obligations include amounts due on contracts for telecommunication and credit services.
- The employment agreements with the Chief Executive, Operating and Financial Officers were effective on January 1, 2007 and expire on December 31, 2008.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from these estimates, and changes in these estimates are recorded when known.

The critical accounting policies used by management in the preparation of the Company's consolidated financial statements are those that are important both to the presentation of the Company's financial condition and results of operations and require significant judgments by management with regard to estimates used. The critical judgments by management relate to allowance for doubtful accounts; excess and obsolete inventory; depreciation, amortization and impairment testing for property and equipment; deferred tax assets and potential income tax assessments; and retained insurance risks. The Company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors.

Allowance for Doubtful Accounts

The Company has estimated the net realizable value of accounts receivable by evaluating the current pool of accounts receivable in light of past experience and current knowledge of its customer base. The Company believes the reserves recorded in the financial statements are adequate for potential credit losses. It is possible the accuracy of the estimation process could be materially impacted as the composition of this pool of accounts receivable changes over time or if the health of the economy, its customers or the markets served by the Company deteriorates.

Excess and Obsolete Inventory

The Company evaluates whether inventory is stated at the lower of cost or market based on historical experience with the carrying value and life of inventory. The assumptions used in this evaluation are based on current market conditions and the Company believes inventory is stated at the lower of cost or market in the financial statements.

Depreciation, Amortization and Impairment Testing for Property and Equipment

Estimating the useful lives of property, plant and equipment requires the exercise of management judgment, and actual lives may differ from these estimates. Changes to these initial useful life estimates would be made if and when appropriate. Property, plant and equipment are tested for impairment in accordance with Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* whenever events or changes in circumstances indicate that the carrying amounts of such long-lived assets may not be recoverable from future net pretax cash flows. Impairment testing requires significant management judgment including estimating the future success of product lines and facilities, future sales volumes, growth rates for selling prices and costs, alternative uses for the assets and estimated proceeds from disposal of the assets. The Company makes estimates regarding future undiscounted cash flows from the use of long-lived assets in assessing potential impairment whenever events or changes in circumstances indicate the carrying value of a long-lived asset may not be recoverable. Since there were no events or changes in circumstances to indicate the carrying value of long-lived assets were impaired, the Company recorded no adjustment to the carrying value of these assets. The Company does not expect events or circumstances to significantly change, thereby affecting the carrying value of long-lived assets.

Deferred Tax Assets and Potential Income Tax Assessments

As of December 31, 2006, the Company has recorded a net deferred tax asset. In determining the valuation allowances to establish against these deferred tax assets, if any, the Company considers many factors, including the specific taxing jurisdiction, income tax strategies and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company records liabilities in current income taxes for potential assessments resulting from tax audits. Any accruals relate to uncertain tax positions in, potentially, a variety of taxing jurisdictions and are based on what management believes will be the ultimate resolution of these positions. These liabilities may be affected by changing interpretations of laws, rulings by tax authorities, or the expiration of the statute of limitations. The Company's U.S. federal income tax returns have been audited through 2001 and all federal assessments of additional taxes, interest and penalties have been paid through 2001.

Retained Insurable Risks

The Company has elected to self insure for health care related costs, but does have catastrophic coverage. The accrued liabilities for incurred but not reported events are based upon historical loss patterns, specific events that the Company may become aware of and management's judgment.

New Accounting Standards

In November 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("Statement") No. 151, "Inventory Costs – an amendment of Accounting Research Bulletin No. 43, Chapter 4." Statement No. 151 requires that abnormal amounts of costs, including idle facility expense, freight, handling costs and spoilage, should be recognized as current period charges. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Statement No. 151 was adopted on January 1, 2006. There was no material impact resulting from the adoption of Statement No. 151 on the Company's financial statements.

In December 2004, FASB issued Statement No. 123R, "Share-Based Payment." Statement No. 123R revises Statement No. 123, supersedes Accounting Principles Board ("APB") Opinion No. 25 and amends Statement No. 95. Statement No. 123R requires the cost of employee services received in exchange for an award of equity instruments be recognized over the period during which an employee is required to provide service in exchange for the award. The provisions of this Statement are effective for public entities that do not file as small business issuers as of the beginning of the first interim period or annual reporting period that begins after June 15, 2005. Statement No. 123R was adopted on January 1, 2006. There was no impact resulting from the adoption of Statement No. 123R on the Company's financial statements.

In March 2005, the FASB issued Interpretation ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies the term conditional asset retirement obligation as used in Statement No. 143, "Accounting for Asset Retirement Obligations," by stating that the obligation to perform the asset retirement activity is not conditional even though the timing or method of retirement may be conditional. Consequently, FIN 47 requires that a liability be recognized for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective for years ending after December 15, 2005. FIN 47 was adopted on January 1, 2006. There was no impact resulting from the adoption of FIN 47 on the Company's financial statements.

In June 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" a replacement for APB Opinion No. 20 and FASB Statement No. 3. Statement 154 applies to all voluntary changes in accounting principle and changes the requirement for accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. APB Opinion No. 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 establishes that unless impracticable, retrospective application is the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. While the correction of an error is not an accounting change, Statement 154 requires the restatement of previously issued financial statements. This Statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Statement No. 154 was adopted on January 1, 2006. There was no material impact resulting from the adoption of Statement No. 154 on the Company's financial statements.

In September 2005, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory With the Same Counterparty." The first issue surrounds the recognition of a nonmonetary transaction at fair value rather than at recorded amounts. The second issue surrounds the classification of two or more nonmonetary transactions being viewed as a single nonmonetary transaction. With respect to the first issue, the Company does, on occasion, purchase and sell finished goods inventory to other companies within the same line of business. These transactions have been recognized at the recorded amount in accordance with the EITF tentative conclusion. With respect to the second issue, the EITF created a list of indicators that would trigger two or more nonmonetary transaction be accounted for as a single transaction. The Task Force agreed that this Issue should be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. There was no material impact resulting from the application of this Issue No. 04-13 on the Company's financial statements.

In February 2006, the FASB posted the final FSP Statement No. 123R-4, "Classification of Options and Similar Instruments Issued as Employee Compensation that Allow for Cash Settlement upon the Occurrence of a Contingent Event." This FSP amends paragraphs 32 and A229 of FASB Statement of No. 123R. This FSP is to be applied on the initial adoption of FASB Statement No. 123R. This FSP was adopted on January 1, 2006. There was no material impact resulting from the adoption of this FSP on the Company's financial statements.

In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments." This Statement, which amends Statement No. 133 and No. 140, (1) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (5) amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of the entity's first fiscal year that begins after September 15, 2006. Statement No. 155 was adopted on January 1, 2007. There was no material impact resulting from the adoption of Statement No. 155 on the Company's financial statements.

In March 2006, the FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140." This Statement, which amends Statement No. 140: (1) Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations; (2) Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value; (3) Permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities; (4) At its initial adoption, permits a one-time reclassification of available-for-sale securities under Statement 115 under certain conditions; and (5) Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the balance sheet and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006. Statement No. 156 was adopted on January 1, 2007. There was no material impact resulting from the adoption of Statement No. 156 on the Company's financial statements.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainties in Income Tax." The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with Statement No. 109, "Accounting for Income Taxes." FIN 48 defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and applies to all tax positions. The cumulative effect of applying the provisions of this interpretation is required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. Additionally, FIN 48 requires other annual disclosures. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006 with earlier application permitted if no interim financial statements have been issued. FIN 48 was adopted on January 1, 2007. There was no material impact resulting from the adoption of Fin 48 on the Company's financial statements.

In September 2006, The FASB posted FSP No. AUG-AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP addresses the accounting for planned major maintenance activities and amends certain provisions in APB Opinion No. 28, "Interim Financial Reporting." This FSP is applicable to all industries and prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The effective date of FSP No. AUG-AIR-1 is for the first fiscal year beginning after December 15, 2006. FSP No. AUG-AIR-1 was adopted on January 1, 2007. There was no material impact resulting from the adoption of FSP No. AUG-AIR-1 on the Company's financial statements.

In September 2006, the SEC released Staff Accounting Bulletin ("SAB") No. 108, "Quantifying Financial Statement Misstatements." The SEC staff believes registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that when all relevant quantitative and qualitative factors are considered, is material. Effective January 1, 2006, the Company adopted SAB No. 108. The transition provisions of SAB No. 108 allow the cumulative effect of immaterial misstatements relating to prior periods to be adjusted to retained earnings as of the beginning of the year of adoption. In accordance with these transition provisions, we reduced retained earnings to reflect the proper carrying cost of inventory for rebates received from vendors in prior years. These misstatements do not affect previously reported cash flows from operations and the impact on prior years' financial position and results of operations was immaterial. See Notes 1 and 11 to the Consolidated Financial Statements for more information. The total cumulative impact is as follows:

Retained earnings	$ 83,208
Deferred income taxes	49,924
Inventory	(133,132)

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurement." Statement No. 157 will change current practice by defining fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. Statement No. 157 will require the market-based measurement, not an entity-specific measurement, based on the assumptions market participants would make in pricing the asset or liability. The effective date of Statement No. 157 is for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of Statement No. 157 to have a material impact on its financial statements.

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Statement No. 158 amends Statements 87, 88, 106 and 132(R). Statement No. 158 would require employers to recognize the funded status of a benefit plan in its statement of financial position and recognize the gains or losses and prior service costs as a component of other comprehensive income. Employers must also measure defined benefit plan assets and obligations as of the date of the fiscal year financial statements and to disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arises from gains, losses or prior costs of service as well as transition of asset or obligation. The effective date of Statement No. 158 is for fiscal years ending after December 15, 2006 for the funded status of a benefit plan and the disclosure requirements and fiscal years ending after December 15, 2008 for the measurement of plan assets benefit obligations. Statement No. 158 was adopted on January 1, 2007. There was no material impact resulting from the adoption of Statement No. 158 on the Company's financial statements.

Business Outlook

Our goal for 2007 is to produce revenue growth, exclusive of any non-recurring revenues that may occur, as it is vital to our long-term success.

- We are anticipating the industrial manufacturing and construction markets to remain steady as the general economy and, in particular, the commercial real estate market, have stabilized. However, recent increases in interest rates and the cost of materials for real estate projects could negatively impact those segments and the economy in general.
- We anticipate growth in the environmental market, and in particular, the restoration subset of that market.
- Hiring of additional sales and support staff will be critical for long-term growth of the Company.
- Diversification of our customer base, especially at the IESI segment, will also help provide more consistent results. Although no customer is more than 5% of our revenues, we have several large customers, the loss of which would impact our sales and profitability. We are focused on helping all of our customers grow, as well as adding to our customer base.
- New locations and acquisitions will most likely be critical for the long-term growth of the Company. Although we are not certain if and when we will open new locations, we are currently evaluating certain markets as possibilities. We are not currently evaluating any acquisitions.

Overall margins for 2007 are anticipated to be in the 27 – 28% range.

- We are utilizing certain tools and reporting from our computer system in an effort to enhance margins. In addition, these tools and reporting should allow us to identify issues that can be addressed more quickly, thereby minimizing possible margin erosion.
- We continue to evaluate the consolidation of certain vendors to gain value.
- Alternative methods for sourcing products are also being evaluated to enhance our purchasing process.
- However, further competitive pressures or changes in the customer or product mix could negatively impact any and all efforts by the Company to maintain or improve product margins.

The Company will need to further reduce costs to stay competitive and improve on its profitability.

- We intend to continue evaluating costs, including labor related costs, rent and freight which make up approximately 75% of our selling, general and administrative costs, to ensure our cost structure is in line with our revenue stream and supports our business model.
- In 2005, the Company began its work to comply with SOX 404. The Company currently estimates that it will incur in excess of $800,000 in costs, most of which are external costs, related to this work.
- Unless revenues improve significantly and are sustainable, selling, general and administrative expenses are estimated to be in the 24 – 25% range for 2007.
- The Company's credit facilities are variable rate notes tied to the lending institution's prime or Libor rates. Increases in these rates have already and could continue to negatively affect the Company's earnings.

Depending on many factors, including the timing of sales, cash flow from operations for the entire year of 2007 is expected to be positive as improvements are made to inventory and purchasing and there is further refinement in our cost structure.

- Unless the Company employs a more aggressive growth strategy, management believes the Company's current credit facilities, together with cash provided by operations, will be sufficient for its capital and liquidity requirements for the next twelve months.
- The Company does not expect a significant change in its accounts receivable collection days and also believes its allowance for bad debts is sufficient to cover any anticipated losses.
- The Company's inventory turns have decreased over the past twelve months. This decrease is primarily a result of the inventory levels in anticipation of continued sales in the areas impacted by the hurricanes in 2005 or for future water restoration business. Continued work in reducing inventory levels is still needed; however, the Company believes its allowance for inventory obsolescence is sufficient to cover any valuation issues.
- A new location would require approximately $100,000 in fixed asset purchases, comprised of computers, office furniture, warehouse racking and potentially a delivery vehicle. In addition, cash will also be required to stock this location with product and to finance the customers' purchases. Cash flow from operations and borrowings on our lines of credit would most likely be used to finance any new location.
- Unless the Company's stock could be used as currency, any acquisitions would most likely require the raising of capital as the borrowing capacity on the lines of credit and the cash flow from operations would most likely not be sufficient to support an acquisition of reasonable size.
- The Company currently estimates that it will incur approximately $480,000 in additional costs through 2007 related to the implementation of SOX 404.

Information Concerning Forward-Looking Statements

Certain statements contained herein, among other things, are of a forward-looking nature relating to future events or the future business performance of Abatix. Such statements involve a number of risks and uncertainties including, without limitation, the occurrence, timing and property devastation of disasters; global, national and local economic and political conditions; changes in laws and regulations relating to the Company's products and the import of such products; market acceptance of new products; existence or development of competitive products the Company represents that outperform current product lines or are priced more competitively; inability to hire and train quality people or retain current employees; changes in interest rates; the financial status of and relationships with key customers and vendors; efforts to control and/or reduce costs; fluctuations in oil prices; or the Company's success in the process of management's assessment and auditor attestation of internal controls, as required by the SOX 404. We do not undertake any obligation to publicly update forward-looking statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law or regulation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Since the Company's working capital and equipment lines of credit are variable rate notes, the Company is exposed to interest rate risk. Based on the Company's debt at December 31, 2006 and 2005, an increase of 100 basis points in the United States prime rate would have negatively impacted the Company's net earnings for the years then ended by $31,000 and $61,000, respectively.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements and supplementary data are included under Part IV, Item 15(a)(l) and (2) of this Report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2006, the Company evaluated, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 and 15d-15 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer conclude that the Company's disclosure controls and procedures were effective in timely alerting them to material Company (including its consolidated subsidiary) events and information required to be included in the Company's Exchange Act filings.

Internal Control over Financial Reporting

The Company is currently undergoing a comprehensive effort to ensure compliance with the regulations under SOX 404 that take effect for the Company's fiscal year ending December 31, 2007. This effort includes internal control documentation and design evaluation under the direction of senior management. In the course of its ongoing evaluation, management has identified certain areas requiring improvement, which the Company is addressing. Management routinely reviews potential internal control issues with the Company's Audit Committee.

Changes in Internal Control

There have been no changes in the Company's internal controls over financial reporting or in other factors that occurred during the fourth quarter of the fiscal year ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.

The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

This Item 10 is incorporated herein by reference from the Company's definitive Proxy Statement to be filed with the SEC not later than one hundred twenty (120) days after December 31, 2006.

Item 11. Executive Compensation.

This Item 11 is incorporated herein by reference from the Company's definitive Proxy Statement to be filed with the SEC not later than one hundred twenty (120) days after December 31, 2006.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

This Item 12 is incorporated herein by reference from the Company's definitive Proxy Statement to be filed with the SEC not later than one hundred twenty (120) days after December 31, 2006.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

This Item 13 is incorporated herein by reference from the Company's definitive Proxy Statement to be filed with the SEC not later than one hundred twenty (120) days after December 31, 2006.

Item 14. Principal Accounting Fees and Services.

This Item 14 is incorporated herein by reference from the Company's definitive Proxy Statement to be filed with the SEC not later than one hundred twenty (120) days after December 31, 2006.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Documents filed as part of this report.

1 and 2. Consolidated Financial Statements and Financial Statement Schedule

The consolidated financial statements and financial statement schedule listed on the index to consolidated financial statements on page F-l are filed as part of this Form 10-K.

3. Exhibits

(2)(a)	Agreement of Merger filed as Exhibit (2) to the Registration Statement on Form S-18, filed January 11, 1989, and herein incorporated by reference.
(2)(b)	Asset Purchase Agreement filed as Exhibit (2)(b) to the Report on Form 8-K, filed October 19, 1992, and herein incorporated by reference.
(2)(c)	Asset Purchase Agreement for Keliher Hardware Company filed as exhibit (2)(c) to the Report on Form 10-K for the year ended December 31, 1998, and herein incorporated by reference.
(2)(d)	Asset Purchase Agreement for North State Supply Co. of Phoenix filed with Report on Form 8-K on June 15, 1999, and herein incorporated by reference.
(3)(a)(1)	Certificate of Incorporation filed as Exhibit (3)(a)(1) to the Registration Statement on Form S-18, filed January 11, 1989; filed electronically as Exhibit 3(i)(a) to the Form 10-Q for the quarter ended December 31, 1995, filed on November 9, 1995, and herein incorporated by reference.
(3)(a)(2)	Certificate of Amendment of Certificate of Incorporation filed as Exhibit (3)(a)(2) to the Registration Statement on Form S-18, filed January 11, 1989; filed electronically as Exhibit 3(i)(b) to the Form 10-Q for the quarter ended December 31, 1995, filed on November 9, 1995, and herein incorporated by reference.
(3)(a)(3)	Certificate of Amendment of Certificate of Incorporation filed as Exhibit (3)(i)(c) to the Form 10-Q for the quarter ended December 31, 1995, filed November 9, 1995; filed electronically as Exhibit 3(i)(c) to the Form 10-Q for the quarter ended December 31, 1995, filed on November 9, 1995, and herein incorporated by reference.

(3)(b) Bylaws filed as Exhibit (3)(b) to the Registration Statement on Form S-18, filed January 11, 1989; filed electronically as Exhibit 3(ii) to the Form 10-Q for the quarter ended December 31, 1995, filed on November 9, 1995, and herein incorporated by reference.

(4)(a) Specimen Certificate of Common Stock filed as Exhibit (4)(a) to the Registration Statement on Form S-18, filed January 8, 1989, and herein incorporated by reference.

(4)(b) Specimen of Redeemable Common Stock Purchase Warrant filed as Exhibit (4)(b) to the Registration Statement on Form S-18, filed February 9, 1989, and herein incorporated by reference.

(10)(a)(vi) Employment Agreement with Terry W. Shaver effective January 1, 2007.*

(10)(b)(vi) Employment Agreement with Gary L. Cox effective January 1, 2007.*

(10)(c)(ii) Employment Agreement with Frank J. Cinatl, IV effective January 1, 2007.*

(10)(e)(iv) Credit Facility, Master Revolving Note and Advance Formula Agreement with Comerica Bank-Texas dated October 14, 2005 filed as Exhibit 99 to the Report on Form 8-K on October 19, 2005, and herein incorporated by reference.

(14) Code of Business Conduct and Ethics for Directors, Officers and Employees filed as Exhibit 99 to the Report on Form 8-K on May 10, 2004, and herein incorporated by reference.

(22) Information Statement dated September 1, 1995 filed as Exhibit (22) to the Report on Form 10-K for the year ended December 31, 1995, and herein incorporated by reference.

(31.1) Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").*

(31.2) Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.*

(32.1) Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.*

(32.2) Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.*

(99.1) Audit Committee Charter filed as Exhibit 99.1 to the Report on Form 8-K on June 7, 2005, and herein incorporated by reference.

(99.2) Compensation Committee Charter filed as Exhibit 99.2 to the Report on Form 8-K on June 7, 2005, and herein incorporated by reference.

(99.3) Nominating and Corporate Governance Committee Charter filed as Exhibit 99.3 to the Report on Form 8-K on June 7, 2005, and herein incorporated by reference.

* Filed herewith as part of the Company's electronic filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 26th day of March, 2007.

ABATIX CORP.

By: /s/ Terry W. Shaver
Terry W. Shaver
President, Chief Executive Officer
and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Terry W. Shaver Terry W. Shaver	President, Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2007
/s/ Gary L. Cox Gary L. Cox	Executive Vice President, Chief Operating Officer and Director	March 26, 2007
/s/ Frank J. Cinatl Frank J. Cinatl, IV	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2007
/s/ Donald N. Black Donald N. Black	Director	March 26, 2007
/s/ Eric A. Young Eric A. Young	Director	March 26, 2007
/s/ A. David Cook A. David Cook	Director	March 26, 2007

ABATIX CORP. AND SUBSIDIARY

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:	
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-3
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004	F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-6
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedule:	
II - Valuation and Qualifying Accounts for the years ended December 31, 2006, 2005 and 2004	S-1

All other schedules have been omitted as the required information is not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Abatix Corp.:

We have audited the accompanying consolidated balance sheets of Abatix Corp. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and related schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Abatix Corp. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 and 11 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "*Share-Based Payment*," and the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.*

KPMG LLP

Dallas, Texas
March 23, 2007

ABATIX CORP. AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2006 and 2005

Assets	2006	2005
Current assets:		
Cash	$ 151,311	$ 790,097
Trade accounts receivable, net of allowance for doubtful accounts of $731,569 in 2006 and $663,300 in 2005	9,286,359	12,029,054
Inventories	9,773,334	10,842,852
Prepaid expenses and other assets	625,165	861,480
Deferred income taxes (note 4)	614,558	440,646
Receivables from employees	-	1,630
Total current assets	20,450,727	24,965,759
Property and equipment, net (note 2)	1,433,184	1,034,248
Deferred income taxes (note 4)	346,942	328,067
Other assets	111,434	103,649
	$ 22,342,287	$ 26,431,723
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable and current maturities of long term debt (note 3)	$ 5,615,779	$ 9,917,338
Accounts payable	3,523,849	3,419,561
Accrued compensation	190,996	413,506
Other accrued expenses	1,033,076	1,597,145
Total current liabilities	10,363,700	15,347,550
Long term debt	13,412	33,697
Total liabilities	10,377,112	15,381,247
Stockholders' equity (note 5):		
Preferred stock - $1 par value, 500,000 shares authorized; none issued	-	-
Common stock - $.001 par value, 5,000,000 shares authorized; issued 2,437,314 shares in 2006 and 2005	2,437	2,437
Additional paid-in capital	2,574,560	2,574,560
Retained earnings	11,645,520	10,730,821
Treasury stock at cost, 726,166 common shares in 2006 and 2005	(2,257,342)	(2,257,342)
Total stockholders' equity	11,965,175	11,050,476
Commitments and contingencies (note 10)		
	$ 22,342,287	$ 26,431,723

See accompanying notes to consolidated financial statements.

ABATIX CORP. AND SUBSIDIARY

Consolidated Statements of Operations
Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net sales	$ 66,447,847	$ 70,626,403	$ 52,892,213
Cost of sales	(47,599,603)	(50,665,826)	(38,521,908)
Gross profit	18,848,244	19,960,577	14,370,305
Selling, general and administrative expenses	(16,590,757)	(16,236,361)	(13,719,943)
Operating profit	2,257,487	3,724,216	650,362
Other income (expense):			
Interest expense	(517,686)	(370,655)	(242,643)
Other, net	(904)	5,507	1,763
Earnings before income taxes	1,738,897	3,359,068	409,482
Income tax expense (note 4)	(740,990)	(1,274,808)	(195,317)
Net earnings	$ 997,907	$ 2,084,260	$ 214,165
Basic and diluted net earnings per common share	$ .58	$ 1.22	$ .13
Basic and diluted weighted average shares outstanding	1,711,148	1,711,148	1,711,148

See accompanying notes to consolidated financial statements.

ABATIX CORP. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity
Years ended December 31, 2006 2005 and 2004

	Common Stock		Additional		Treasury Stock		
	Shares Issued	Amount	Paid-in Capital	Retained Earnings	Shares	Amount	Total Equity
Balance at December 31, 2003	2,437,314	$ 2,437	$ 2,574,560	$ 8,432,396	726,166	$ (2,257,342)	$ 8,752,051
Net earnings	-	-	-	214,165	-	-	214,165
Balance at December 31, 2004	2,437,314	2,437	2,574,560	8,646,561	726,166	(2,257,342)	8,966,216
Net earnings	-	-	-	2,084,260	-	-	2,084,260
Balance at December 31, 2005	2,437,314	2,437	2,574,560	10,730,821	726,166	(2,257,342)	11,050,476
Cumulative effect of adjustments from the adoption of SAB No. 108, net of taxes (see Note 11)	-	-	-	(83,208)	-	-	(83,208)
Adjusted balance at January 1, 2006	2,437,314	2,437	2,574,560	10,647,613	726,166	(2,257,342)	10,967,268
Net earnings	-	-	-	997,907	-	-	997,907
Balance at December 31, 2006	2,437,314	$ 2,437	$ 2,574,560	$11,645,520	726,166	$ (2,257,342)	$ 11,965,175

See accompanying notes to consolidated financial statements.

ABATIX CORP. AND SUBSIDIARY

Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:			
Net earnings	$ 997,907	$ 2,084,260	$ 214,165
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	545,051	423,472	462,437
Deferred income taxes	(142,863)	(94,529)	(71,914)
Provision for losses on receivables	171,509	672,463	416,026
Provision for obsolescence of inventory	165,982	252,824	151,720
Loss on disposal of assets	8,773	11,078	1,261
Changes in operating assets and liabilities:			
Receivables	2,571,186	(3,398,377)	(2,531,603)
Inventories	770,404	(3,895,835)	(1,397,147)
Prepaid expenses and other assets	236,315	(180,735)	161,753
Refundable income taxes	-	-	204,894
Other assets, primarily deposits	(7,785)	(21,199)	(2,000)
Accounts payable	104,288	(199,003)	1,108,245
Accrued expenses	(786,579)	863,243	591,293
Net cash provided by (used in) operating activities	4,634,188	(3,482,338)	(690,870)
Cash flows from investing activities:			
Purchase of property and equipment	(974,935)	(481,804)	(157,784)
Proceeds from the disposal of fixed assets	22,175	700	-
Advances to employees	(11,385)	(1,063)	(8,997)
Collection of advances to employees	13,015	4,860	3,570
Net cash used in investing activities	(951,130)	(477,307)	(163,211)
Cash flows from financing activities:			
Borrowings on notes payable	18,281,590	25,184,279	16,248,866
Repayments on notes payable	(22,603,434)	(20,772,980)	(15,232,420)
Net cash (used in) provided by financing activities	(4,321,844)	4,411,299	1,016,446
Net (decrease) increase in cash	(638,786)	451,654	162,365
Cash at beginning of year	790,097	338,443	176,078
Cash at end of year	$ 151,311	$ 790,097	$ 338,443

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) General

Abatix Corp. ("Abatix") and subsidiary (collectively, the "Company") market and distribute personal protection and safety equipment, and durable and nondurable supplies to the environmental industry, the industrial safety industry and, combined with tools and tool supplies, the construction industry. At December 31, 2006, the Company operated eight sales and distribution centers in six states. Abatix's wholly-owned subsidiary, International Enviroguard Systems, Inc. ("IESI") imports disposable protective clothing products sold through Abatix's distribution channels and through other distributors.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements include the accounts of Abatix and IESI. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified for consistency in presentation.

(b) Accounts Receivable

Accounts receivable consist of sales, on terms, to customers that have been deemed to be credit worthy. The Company establishes reserves for customer accounts that are potentially uncollectible. Management's methodology used to estimate the allowance is based on many factors including economic conditions that may affect a specific industry, geographic region or specific customer, historical trends, the age of the receivables, which is based on days past invoice date, and payment history of specific customers. A write-off occurs when Management deems the Company will not collect on the receivable. Actual write-offs could be materially different than the reserves.

(c) Inventories

Inventories consist of materials and equipment for resale and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

(d) Vendor Consideration

The Company provides numerous programs to promote its vendors' products, including catalogs, the Internet and other marketing programs. Most of these programs support multiple vendors. To the extent funds received from vendors can specifically be identified with a marketing program, those funds are included in selling, general and administrative (advertising) expenses as a reduction to the cost of the marketing program.. Rebates earned from vendors that are based on purchases reduce cost of sales. However, the Company calculates the amount of rebates that should be applied to ending inventory in each reporting period and capitalizes that estimate into inventory.

(e) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

(f) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g) Revenue Recognition

As the Company's standard shipping terms are FOB shipping point, revenue is recognized when the goods are shipped. Shipping fees billed to customers are included in net sales. The costs related to these shipping fees, which are included in selling, general and administrative expense, were $1,782,000, $1,641,000 and $1,262,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Taxes assessed by governmental agencies and ultimately remitted to such governmental agencies are not recorded as revenue on the Company's Statement of Operations.

(h) Lease Costs

The Company has operating leases for all of its facilities. The Company factors the known terms that will occur during the term of the lease and applies the straight-line method to determine rent expense. Known factors include such items as rent increases, if determinable, rent holidays or rent concessions.

(i) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $324,000, $289,000 and $134,000 in 2006, 2005 and 2004, respectively.

(j) Retained Insurance Reserves

The Company has elected to self insure for health care related costs, but does have catastrophic coverage. The accrued liabilities for incurred but not reported events are based upon historical loss patterns, specific events that the Company may become aware of and management's judgment.

(k) Earnings per Share

At the Annual Stockholders Meeting on May 23, 2006, the stockholders approved the 2006 Stock Plan, which became effective June 1, 2006. The Plan provides the Compensation Committee of the Board of Directors with the ability to grant stock awards, including restricted stock awards, restricted stock units, performance units, performance shares or other stock-based awards, including stock options, to employees, directors and/or third-party service providers. The maximum number of shares of Common Stock authorized for issuance and issuable under the Plan is three hundred thousand (300,000) shares, although no shares have been issued.

Basic earnings per share is calculated using the weighted average number of common shares outstanding during each year, while diluted earnings per share includes the effects of all dilutive potential common shares. As of December 31, 2006, 2005 and 2004, there were no dilutive securities outstanding. Basic earnings per share and diluted earnings per share amounts were equal for the years ended December 31, 2006, 2005, and 2004.

(l) Statements of Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all short-term investments with original maturities of three months or less to be cash equivalents. The Company held no cash equivalents at December 31, 2006 or 2005.

The Company paid interest of $496,512, $381,116 and $233,259 in 2006, 2005, and 2004, respectively, and income taxes of $1,508,717, $989,749 and $32,139 in 2006, 2005, and 2004, respectively.

(m) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method the Company records deferred income taxes for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The resulting deferred tax liabilities and assets are adjusted to reflect changes in tax laws or rates in the period that includes the enactment date.

(n) New Accounting Standards

In November 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("Statement") No. 151, "Inventory Costs – an amendment of Accounting Research Bulletin No. 43, Chapter 4." Statement No. 151 requires that abnormal amounts of costs, including idle facility expense, freight, handling costs and spoilage, should be recognized as current period charges. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Statement No. 151 was adopted on January 1, 2006. There was no material impact resulting from the adoption of Statement No. 151 on the Company's financial statements.

In December 2004, FASB issued Statement No. 123R, "Share-Based Payment." Statement No. 123R revises Statement No. 123, supersedes Accounting Principles Board ("APB") Opinion No. 25 and amends Statement No. 95. Statement No. 123R requires the cost of employee services received in exchange for an award of equity instruments be recognized over the period during which an employee is required to provide service in exchange for the award. The provisions of this Statement are effective for public entities that do not file as small business issuers as of the beginning of the first interim period or annual reporting period that begins after June 15, 2005. Statement No. 123R was adopted on January 1, 2006. There was no impact resulting from the adoption of Statement No. 123R on the Company's financial statements.

In March 2005, the FASB issued Interpretation ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies the term conditional asset retirement obligation as used in Statement No. 143, "Accounting for Asset Retirement Obligations," by stating that the obligation to perform the asset retirement activity is not conditional even though the timing or method of retirement may be conditional. Consequently, FIN 47 requires that a liability be recognized for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective for years ending after December 15, 2005. FIN 47 was adopted on January 1, 2006. There was no impact resulting from the adoption of FIN 47 on the Company's financial statements.

In June 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" a replacement for APB Opinion No. 20 and FASB Statement No. 3. Statement 154 applies to all voluntary changes in accounting principle and changes the requirement for accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. APB Opinion No. 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 establishes that unless impracticable, retrospective application is the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. While the correction of an error is not an accounting change, Statement 154 requires the restatement of previously issued financial statements. This Statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Statement No. 154 was adopted on January 1, 2006. There was no material impact resulting from the adoption of Statement No. 154 on the Company's financial statements.

In September 2005, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory With the Same Counterparty." The first issue surrounds the recognition of a nonmonetary transaction at fair value rather than at recorded amounts. The second issue surrounds the classification of two or more nonmonetary transactions being viewed as a single nonmonetary transaction. With respect to the first issue, the Company does, on occasion, purchase and sell finished goods inventory to other companies within the same line of business. These transactions have been recognized at the recorded amount in accordance with the EITF tentative conclusion. With respect to the second issue, the EITF created a list of indicators that would trigger two or more nonmonetary transaction be accounted for as a single transaction. The Task

Force agreed that this Issue should be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. There was no material impact resulting from the application of this Issue No. 04-13 on the Company's financial statements.

In February 2006, the FASB posted the final FSP Statement No. 123R-4, "Classification of Options and Similar Instruments Issued as Employee Compensation that Allow for Cash Settlement upon the Occurrence of a Contingent Event." This FSP amends paragraphs 32 and A229 of FASB Statement of No. 123R. This FSP is to be applied on the initial adoption of FASB Statement No. 123R. This FSP was adopted on January 1, 2006. There was no material impact resulting from the adoption of this FSP on the Company's financial statements.

In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments." This Statement, which amends Statement No. 133 and No. 140, (1) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (5) amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of the entity's first fiscal year that begins after September 15, 2006. Statement No. 155 was adopted on January 1, 2007. There was no material impact resulting from the adoption of Statement No. 155 on the Company's financial statements.

In March 2006, the FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140." This Statement, which amends Statement No. 140: (1) Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations; (2) Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value; (3) Permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities; (4) At its initial adoption, permits a one-time reclassification of available-for-sale securities under Statement 115 under certain conditions; and (5) Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the balance sheet and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006. Statement No. 156 was adopted on January 1, 2007. There was no material impact resulting from the adoption of Statement No. 156 on the Company's financial statements.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainties in Income Tax." The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with Statement No. 109, "Accounting for Income Taxes." FIN 48 defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and applies to all tax positions. The cumulative effect of applying the provisions of this interpretation is required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. Additionally, FIN 48 requires other annual disclosures. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006 with earlier application permitted if no interim financial statements have been issued. FIN 48 was adopted on January 1, 2007. There was no material impact resulting from the adoption of Fin 48 on the Company's financial statements.

In September 2006, The FASB posted FSP No. AUG-AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP addresses the accounting for planned major maintenance activities and amends certain provisions in APB Opinion No. 28, "Interim Financial Reporting." This FSP is applicable to all industries and prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The effective date of FSP No. AUG-AIR-1 is for the first fiscal year beginning after December 15, 2006. FSP No. AUG-AIR-1 was adopted on January 1, 2007. There was no material impact resulting from the adoption of FSP No. AUG-AIR-1 on the Company's financial statements.

In September 2006, the U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 108, "Quantifying Financial Statement Misstatements." The SEC staff believes registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that when all relevant quantitative and qualitative factors are considered, is material. Effective January 1, 2006, the Company adopted SAB No. 108. See Note 11 for further discussion.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurement." Statement No. 157 will change current practice by defining fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. Statement No. 157 will require the market-based measurement, not an entity-specific measurement, based on the assumptions market participants would make in pricing the asset or liability. The effective date of Statement No. 157 is for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of Statement No. 157 to have a material impact on its financial statements.

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Statement No. 158 amends Statements 87, 88, 106 and 132(R). Statement No. 158 would require employers to recognize the funded status of a benefit plan in its statement of financial position and recognize the gains or losses and prior service costs as a component of other comprehensive income. Employers must also measure defined benefit plan assets and obligations as of the date of the fiscal year financial statements and to disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arises from gains, losses or prior costs of service as well as transition of asset or obligation. The effective date of Statement No. 158 is for fiscal years ending after December 15, 2006 for the funded status of a benefit plan and the disclosure requirements and fiscal years ending after December 15, 2008 for the measurement of plan assets benefit obligations. Statement No. 158 was adopted on January 1, 2007. There was no material impact resulting from the adoption of Statement No. 158 on the Company's financial statements.

(2) Property and Equipment

Property and equipment consists of the following at December 31, 2006 and 2005:

	Estimated Useful Life	2006	2005
Furniture and equipment	3 - 5 years	$ 3,499,105	$ 3,013,540
Transportation equipment	3 - 5 years	486,678	473,770
Leasehold improvements	3 - 10 years	490,078	507,977
		4,475,861	3,995,287
Less accumulated depreciation and amortization		(3,042,677)	(2,961,039)
Net property and equipment		$ 1,433,184	$ 1,034,248

(3) Notes Payable

At December 31, 2006, the Company has a $12,000,000 working capital line of credit and a $500,000 capital equipment facility with its financial institution. The working capital facility allows the Company to borrow up to 80% of the book value of eligible trade receivables plus the lesser of 40% of eligible inventory or $3,000,000, up to a maximum of $12,000,000. The capital equipment facility provides for individual borrowings at 80% of the purchased equipment's cost. These credit facilities require the Company to maintain a minimum level of trailing twelve months earnings before interest, taxes, depreciation and amortization and a debt to equity level that the Company is not to exceed. These credit facilities are secured by accounts receivable, inventories and equipment.

- Based on the borrowing formula calculated as of December 31, 2006, the Company had the capacity to borrow up to the maximum of $9,584,805 on its working capital line.
- As of December 31, 2006, there are advances of $5,270,000 outstanding on the working capital credit facility.
- As of December 31, 2006 there are advances of $325,000 outstanding on the capital equipment credit facility.
- As of December 31, 2006 and 2005, the Company's rate of interest on these agreements was 7.75% and 6.75%, respectively.
- Both credit facilities expire in October 2007. The Company believes it will be able to extend our credit facilities or obtain financing from another source as substantially similar amounts, terms and conditions.
- Since there is no defined payment schedule for the working capital line of credit, it is classified as a current liability on the Consolidated Balance Sheets.
- Although the terms of the equipment facility range from twenty-four to forty-eight monthly installments of principal and interest, this facility is payable on demand.
- Both credit facilities bear a variable rate of interest tied to the prime rate. The working capital line of credit also gives the Company the ability, at its option, to convert a portion of its prime based loan to a Libor based loan.
- The Company's credit facilities are currently at one financial institution. Although the Company has relationships with two financial institutions, none of its credit facilities are at the second institution.

The Company has two notes payable to Ford Motor Credit Corporation secured by two of the Company's vehicles. The first note is for 36 months, maturing in February 2008, and carries a 0% interest rate. At December 31, 2006, the balance owed was approximately $18,000. The second note is for 60 months, maturing in February 2010, and carries a 0% interest rate. At December 31, 2006, the balance owed was approximately $16,000.

(4) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2006, 2005 and 2004 consists of:

	2006	2005	2004
Current:			
Federal	$ 750,489	$ 1,159,855	$ 215,012
State	133,363	209,482	52,219
Total current expense	883,852	1,369,337	267,231
Deferred:			
Federal	(129,528)	(80,350)	(61,127)
State	(13,334)	(14,179)	(10,787)
Total deferred expense	(142,862)	(94,529)	(71,914)
Total income tax expense	$ 740,990	$ 1,274,808	$ 195,317

A reconciliation of expected federal income tax expense (based on the U.S. corporate income tax rate of 34%) to actual income tax expense for the years ended December 31, 2006, 2005 and 2004 follows:

	2006	2005	2004
Expected income tax expense	$ 591,225	$ 1,142,083	$ 139,224
State income taxes, net of related federal tax benefit	79,219	128,900	27,345
Nondeductible meals, entertainment expense	25,826	18,742	7,160
Other	44,720	(14,917)	21,588
Actual income tax expense	$ 740,990	$ 1,274,808	$ 195,317

The effective tax rate is greater than the Federal statutory rate because it includes items that are not deductible for Federal income taxes, as well as state income taxes. A significant portion of the increase in our effective rate for the 2006 is attributable to the reduction of deferred tax assets (increasing income tax expense) as a result of the change in law in the State of Texas on May 18, 2006 when the Texas Governor signed into law a Texas margin tax (H.B. No. 3). This law restructures the state business tax by replacing the taxable capital and earned surplus components of the current franchise tax with a new "taxable margin" component. Because the tax base on the Texas margin tax is derived from an income-based measure, we believe the margin tax is an income tax and, therefore, the provisions of Statement No. 109 regarding the recognition of deferred taxes apply to the new margin tax. In accordance with Statement No. 109, the effect on deferred tax assets of a change in tax law should be included in tax expense attributable to continuing operations in the period that includes the enactment date. Therefore, the

Company recalculated its deferred tax assets and liabilities for Texas based on the new margin tax and the cumulative effect of changes was reported for income taxes in 2006. The impact of this change in deferred tax assets increased our tax expense by approximately $50,000 in 2006.

The state income taxes in 2004 are higher than expected because Texas is not a unitary state and excludes certain deductions in calculating the Texas franchise tax.

The income tax effects of temporary differences that gave rise to the deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:		
Allowance for doubtful accounts	$ 274,340	$ 265,321
Inventory	424,026	291,930
Goodwill	225,315	273,907
Property and equipment, principally due to differences in depreciation	45,322	54,160
Deferred rent	76,304	-
Total gross deferred tax assets	1,045,307	885,318
Deferred tax liabilities:		
Retained insurance reserves	(43,109)	-
Prepaid expenses	(40,698)	(116,605)
Total gross deferred tax liabilities	(83,807)	(116,605)
Net deferred tax assets	$ 961,500	$ 768,713
The net deferred tax assets are classified as follows:		
Current assets	$ 614,559	$ 440,646
Noncurrent assets	346,941	328,067
Net deferred tax assets	$ 961,500	$ 768,713

Management has determined, based on the Company's history of prior operating earnings and its expectations for the future, that operating earnings will more likely than not be sufficient to realize the benefit of the deferred tax assets. Accordingly, the Company has not provided a valuation allowance for deferred tax assets in any period presented.

The Company records liabilities in current income taxes for potential assessments resulting from tax audits. Any accruals relate to uncertain tax positions in, potentially, a variety of taxing jurisdictions and are based on what management believes will be the ultimate resolution of these positions. These liabilities may be affected by changing interpretations of laws, rulings by tax authorities, or the expiration of the statute of limitations. The Company's U.S. federal income tax returns have been audited through

2001 and all federal assessments of additional taxes, interest and penalties have been paid through 2001. The Company has no liabilities recorded as of December 31, 2006 or 2005.

(5) Stockholders' Equity

The Company has 726,166 shares that are held as treasury shares. The last purchase of treasury shares was in 1999. Currently, there is no authorized plan to repurchase shares.

(6) Benefit Plans

The Company has a 401(k) profit sharing plan, under which eligible employees may request the Company deduct and contribute a portion of their compensation to the plan. The Company, at its discretion, matches a portion of employee contributions to the plan. Contributions by the Company to the 401(k) plan aggregated $97,120, $92,432 and $77,823 during 2006, 2005 and 2004, respectively.

(7) Fair Value of Financial Instruments

The reported amounts of financial instruments such as cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short maturity. The carrying value of notes payable to bank approximates fair value because these instruments bear interest at current market rates. Although the notes payable to Ford Motor Credit Corporation bear zero interest, the current balance of the notes approximates fair value because of their short term, small balance and the fact that current market interest rates are low.

(8) Segment Information

Identification of operating segments is based principally upon differences in the types and distribution channel of products. The Company's reportable segments consist of Abatix and IESI. The Abatix operating segment includes the Company's corporate operations, seven aggregated branches and temporary facilities, if any, which are principally engaged in distributing environmental, safety and construction equipment and supplies to contractors and industrial manufacturing facilities in the western half of the United States. The IESI operating segment, which consists of the Company's wholly-owned subsidiary, International Enviroguard Systems, Inc., is engaged in the wholesale distribution of disposable protective clothing to companies similar to, and including, Abatix. The IESI operating segment distributes products throughout the United States and Caribbean.

The accounting policies are consistent in each operating segment as described in Note 1 of the Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating profit after a charge for the carrying value of inventory and accounts receivable. Intersegment sales are at agreed upon pricing and intersegment profits are eliminated in consolidation.

Summarized financial information concerning the Company's reportable segments is shown in the following table. There are no other significant noncash items.

	Abatix	IESI	Totals
2006			
Sales from external customers	$ 63,428,622	$ 3,019,225	$ 66,447,847
Intersegment sales	-	1,183,184	1,183,184
Interest expense	517,686	-	517,686
Depreciation and amortization	526,868	18,183	545,051
Segment profit	1,603,764	665,876	2,269,640
Segment assets	20,592,919	1,877,793	22,470,712
Capital expenditures	846,856	128,079	974,935
2005			
Sales from external customers	$ 67,058,222	$ 3,568,181	$ 70,626,403
Intersegment sales	-	849,205	849,205
Interest expense	370,655	-	370,655
Depreciation and amortization	416,067	7,405	423,472
Segment profit	2,857,589	874,573	3,732,162
Segment assets	25,158,984	1,355,270	26,514,254
Capital expenditures	477,787	4,017	481,804
2004			
Sales from external customers	$ 50,105,619	$ 2,786,594	$ 52,892,213
Intersegment sales	-	567,399	567,399
Interest expense	242,643	-	242,643
Depreciation and amortization	456,597	5,840	462,437
Segment profit	148,990	509,778	658,768
Segment assets	17,679,153	1,757,079	19,436,232
Capital expenditures	157,784	-	157,784

Below is a reconciliation of (i) total segment profit to operating profit on the Consolidated Statements of Operations, and (ii) total segment assets to total assets on the Consolidated Balance Sheets for all periods presented. The sales from external customers represent the net sales on the Consolidated Statements of Operations.

	2006	2005	2004
Profit for reportable segments	$ 2,269,640	$ 3,732,162	$ 658,768
Elimination of intersegment profits	(12,153)	(7,946)	(8,406)
Operating profit	$ 2,257,487	$ 3,724,216	$ 650,362
Total assets for reportable segments	$22,470,712	$ 26,514,254	$ 19,436,232
Elimination of intersegment assets	(128,425)	(82,531)	(164,308)
Total assets	$ 22,342,287	$ 26,431,723	$ 19,271,924

The Company's sales, substantially all of which are on an unsecured credit basis, are to various customers from its permanent distribution centers in Texas, California, Arizona, Washington, Nevada and Florida and its temporary facilities, if any. The Company evaluates credit risks on an individual basis before extending credit to its customers and it believes the allowance for doubtful accounts adequately provides for loss on uncollectible accounts. During 2006, 2005 and 2004, no single customer accounted for more than 10% of net sales, although sales to environmental contractors, which include sales to contractors responding to the effects of hurricanes in both 2005 and 2004, were approximately 45%, 53% and 46% of consolidated net sales in 2006, 2005 and 2004, respectively. A reduction in spending on environmental projects could significantly impact sales.

The top ten companies owing money to the Company make up approximately 31% of the total receivable balance, with the largest customer accounting for approximately 6%. These accounts have been customers of the Company for more than four years, with several being customers of the Company for more than ten years. While payment is expected in full, non-payment or delays in payment by any one of these accounts would have a significant negative impact on the cash flows of the Company.

Although no vendor's products accounted for more than 10% of the Company's sales, three product classes (groupings of similar products) accounted for greater than 10% of sales in 2006.

- The first product class, plastic sheeting and bags, accounted for approximately 19%, 17% and 16% of net sales in 2006, 2005 and 2004, respectively. A major component of these products is petroleum. Increases in oil prices or shortages in supply could significantly impact sales and the Company's ability to supply its customers with certain products at a reasonable price.

- The second product class, disposable clothing, accounted for approximately 13%, 13% and 12% of net sales in 2006, 2005 and 2004, respectively. A majority of these products are produced internationally, predominantly in China. Changes in political climates could impact our ability to obtain these products from our current source.
- The third product class, abatement and restoration equipment, accounted for approximately 8%, 13% and 8% of net sales in 2006, 2005 and 2004, respectively. This product class is made up of many vendors with many dissimilar products.

(9) Change in Accounting Estimate

In the second quarter of 2006, the Company obtained improved data related to its liability for health care costs incurred, but not reported. Based on this improved data, the Company reduced its liability for these costs by approximately $134,000. In the third quarter of 2006, the Company became aware of certain health care costs related to three separate instances that were considered to be beyond our normal accrual. Therefore, the Company increased its liability for these costs by $70,000 for these three instances during the third quarter.

(10) Commitments and Contingencies

The Company leases warehouse and office facilities and certain office equipment under long-term noncancelable operating leases expiring at various dates through August 2016. These leases generally contain standard terms and conditions. The following is a schedule of future minimum lease payments under these leases as of December 31, 2006:

2007	$ 1,022,000
2008	905,000
2009	869,000
2010	767,000
2011	587,000
Thereafter	1,567,000
	$ 5,717,000

Rental expense under operating leases for the years ended December 31, 2006, 2005 and 2004 was $1,386,592, $1,258,912 and $1,261,156, respectively.

The Company has non-cancellable contracts with other companies that provide a range of services, including telecommunications and credit services. The terms of these contracts range between twenty-four and thirty-six months. Future payments for these contracts as of December 31, 2006 will be approximately $246,000 and $163,000 in 2007 and 2008, respectively.

The Company has employment agreements with three officers that are effective from January 1, 2007 through December 31, 2008. The agreements provide for minimum annual compensation of $614,900.

(11) Adoption of SAB No. 108

As discussed under New Accounting Standards in Note 1, the SEC released SAB No. 108 in September 2006. Under SAB 108 registrants are required to consider both a "rollover" method which focuses primarily on the income statement impact of misstatements and the "iron curtain" method which focuses primarily on the balance sheet impact of misstatements. The transition provisions of SAB No. 108 permit the Company to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. SAB No. 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended.

During the fourth quarter, the Company reviewed the accounting for rebates received from vendors in accordance with the provisions of EITF Issue No. 02-16. The result of this review showed that a portion of the consideration received from vendors should be applied as a reduction of the carrying cost of inventory rather than as an immediate reduction of cost of sales.

Historically, the Company evaluated uncorrected errors utilizing the rollover approach and the impact of this rebate timing error was immaterial to prior years' financial position and statement of operations. However, in accordance with the provisions of SAB No. 108, the Company reduced retained earnings as of January 1, 2006 to reflect the capitalization to inventory for rebates received from vendors in prior years. The total cumulative impact is as follows:

Retained earnings	$ 83,208
Deferred income taxes	49,924
Inventory	(133,132)

The following table shows the impact on amounts previously reported in 2006 under the provisions of SAB No. 108 (unaudited).

	Increase (decrease)				
	For the three months ended March 31, 2006	For the three months ended June 30, 2006	For the six months ended June 30, 2006	For the three months ended September 30, 2006	For the nine months ended September 30, 2006
Cost of sales	$ 656	$ 26,746	$ 27,402	$ (16,499)	$ 10,903
Gross profit	(656)	(26,746)	(27,402)	16,499	(10,903)
Operating profit	(656)	(26,746)	(27,402)	16,499	(10,903)
Earnings before income taxes	(656)	(26,746)	(27,402)	16,499	(10,903)
Income tax expense	(256)	(10,579)	(10,835)	6,012	(4,823)
Net earnings	(400)	(16,167)	(16,567)	10,487	(6,080)

(12) Selected Quarterly Data (unaudited)

	Quarter				
	First [a]	Second [a]	Third [a, b]	Fourth [b]	Total
2006					
Net sales	$ 16,606,330	$ 16,955,806	$ 16,743,297	$ 16,142,414	$ 66,447,847
Gross profit	4,638,707	4,872,666	4,771,353	4,565,518	18,848,244
Operating profit	485,822	747,554	540,710	483,401	2,257,487
Net earnings	219,597	367,795	172,097	238,418	997,907
Basic and diluted earnings per common share	.13	.21	.10	.14	.58
2005					
Net sales	$ 14,726,765	$ 16,027,711	$ 20,148,247	$ 19,723,680	$ 70,626,403
Gross profit	4,141,745	4,389,450	5,969,217	5,460,165	19,960,577
Operating profit	389,032	649,914	1,626,295	1,058,975	3,724,216
Net earnings	198,315	349,713	981,348	554,884	2,084,260
Basic and diluted earnings per common share	.12	.20	.57	.32	1.22

[a] Certain amounts for the first, second and third quarters of 2006 have been changed to reflect the changes related to SAB No. 108. See Note 11.

[b] The growth in revenues and profitability in the third and fourth quarters of 2005 is primarily a result of the clean up following the hurricanes that hit the Gulf Coast.

Schedule II

ABATIX CORP. AND SUBSIDIARY

Valuation and Qualifying Accounts
Years ended December 31, 2006, 2005 and 2004

	Balance at beginning of year	Additions charged to costs and expenses	Other	Deductions		Balance at end of year
ear ended December 31:						
Allowance for Doubtful Accounts:						
2006	$ 663,300	171,509	-	103,240	A	$ 731,569
2005	$ 368,074	672,463	-	377,237	A	$ 663,300
2004	$ 277,830	416,026	-	325,782	A	$ 368,074
Inventory Reserve:						
2006	$ 461,694	165,982	-	141,597	B	$ 486,079
2005	$ 476,424	252,824	-	267,554	B	$ 461,694
2004	$ 454,699	151,720	-	129,995	B	$ 476,424
Retained Insurance Reserve:						
2006	$ 153,687	535,947	-	622,002	C	$ 67,632
2005	$ 152,131	413,071	-	411,515	C	$ 153,687
2004	$ 66,456	541,674	-	455,999	C	$ 152,131

A Represents the write-off of uncollectible accounts.
B Represents the disposal of obsolete inventory.
C Represents claims and administrative cost.

MISSION STATEMENT

Our full resources will be committed toward our customers, vendors, communities, stockholders, and ourselves. This commitment will be achieved through excellence, quality and integrity.

Our Customers...
We will meet your needs with really, **really, REALLY great service.**

Our Team Members...
We will create a learning, fulfilled, supportive and progressive environment.

Our Stockholders...
We will strive to achieve the performance from which all will benefit.

Our Vendors...
We will represent your products with the highest level of knowledge and enthusiasm.

Our Community...
We will be pro-active and exemplary corporate citizens in the communities we serve.

CORPORATE INFORMATION

2400 Skyline Drive, Suite 400
Mesquite, Texas 75149
(888) ABATIX-X (214) 381-0322 (214) 381-9513 FAX

The Abatix internet site is at *www.abatix.com.*
Our subsidiary's internet site is at www.buy-iesi.com.
Certain product, event and financial information are available at this site.

SALES/DISTRIBUTION CENTERS

2400 Skyline Drive, Suite 400
Mesquite, Texas 75149
(214) 381-1146
(214) 388-0443 FAX

7170 West 43rd Street, Suite 200
Houston, Texas 77092
(713) 956-2062
(713) 956-1350 FAX

10051 Painter Avenue
Santa Fe Springs, California 90670
(562) 944-3445
(562) 946-1855 FAX

14068 Catalina Street
San Leandro, California 94577
(510) 614-2340
(510) 614-2350 FAX

3011 East Broadway, Suite 300
Phoenix, Arizona 85040
(602) 323-1941
(602) 323-1942 FAX

1808 B Street NW, Suite 190
Auburn, Washington 98001
(253) 735-1960
(253) 735-1932 FAX

5530 Arville
Suite D
Las Vegas, Nevada 89118
(702) 795-1018
(702) 795-0190 FAX

6602 Executive Park Court
Suite 101
Jacksonville, Florida 32216
(904) 296-3939
(904) 296-3940 FAX

CORPORATE OFFICERS

Terry W. Shaver
President and
Chief Executive Officer

Gary L. Cox
Executive Vice President and
Chief Operating Officer

Frank J. Cinatl, IV
Executive Vice President and
Chief Financial and Accounting
Officer

BOARD OF DIRECTORS

Terry W. Shaver
Chairman of the Board,
President and Chief Executive
Officer

Gary L. Cox
Executive Vice President and
Chief Operating Officer

A. David Cook
Vice President – Sales and
Marketing
Pool Corporation

Donald N. Black
President
Turnkey Concepts

Eric A. Young
Vice President – Sales and
Marketing
QuietFlex Manufacturing Co.

STOCK LISTING

Abatix Corp.'s Common Stock trades
on The Nasdaq Capital Market under
the symbol "ABIX".

TRANSFER AGENT & REGISTRAR

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, New York 10004

SECURITIES COUNSEL

Schneider Weinberger & Beilly LLP
2200 Corporate Boulevard N.W.
Suite 210
Boca Raton, Florida 33431

GENERAL COUNSEL

Bellinger & DeWolf, P.C.
10000 N Central Expressway
Suite 900
Dallas, Texas 75231

INDEPENDENT AUDITORS

KPMG LLP
717 N Harwood, Suite 3100
Dallas, Texas 75201

MAX

Maximum Quality
Maximum Performance

Experience The Difference

END